Exhibit 99.1

Vermilion Energy Inc. Confirms 2018 Year End Earnings and Reserves Release Date & Provides Conference Call and Webcast Details

CALGARY, Feb. 14, 2019 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) announced today it expects to release its 2018 fourth quarter and year-end operating and financial results, along with its 2018 reserves information on Thursday, February 28, 2019 before the open of North American markets. The audited financial statements, management discussion and analysis, and annual information form for the year ended December 31, 2018 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, February 28, 2019 at 9:00 AM MST (11:00 AM EST). To participate, call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  A recording of the conference call will be available for replay by calling 1-855-859-2056 and using conference ID 7955826 from February 28, 2019 at 12:00 PM MST to March 14, 2019 at 9:59 PM MST.

You may also access the webcast at https://event.on24.com/wcc/r/1924756/BAC3FC6A211842CA79D33D2B88BCFBA6. The webcast link, along with conference call slides, will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events prior to the conference call.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 8.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2019/14/c0046.html

%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 14-FEB-19